Rec'c 3/1/06

06007591

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AB 4/6/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse First Boston Capital LLC, name changed subsequently to Credit Suisse Capital LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul O'Keefe, being duly authorized and sworn, affirm that I am an officer of Credit Suisse First Boston Capital LLC (the "Company"), name changed subsequently to Credit Suisse Capital LLC, and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Chief Financial Officer

Subscribed and sworn to before me
this 28th day of February, 2006.

Notary Public

ROBERT S. CASTNER
Notary Public, State of New York
No. 31-9820292
Qualified in New York County
Commission Expires August 31, 2006

This report contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [X] (f) Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [X] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 (not applicable)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable)
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (not applicable)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report (not applicable)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [X] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Supplemental Report on Internal Control

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Capital LLC:
(formerly known as Credit Suisse First Boston Capital LLC)

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC (formerly known as Credit Suisse First Boston Capital LLC), (the "Company") as of December 31, 2005, and the related statements of income, changes in member's equity, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 28, 2006

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
[Name changed subsequently to Credit Suisse Capital LLC]
Statement of Financial Condition
December 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$	15,161
Securities borrowed from affiliates		3,456,114
Receivables:		
Affiliates		6,394
Brokers, dealers and other		159,847
Financial instruments owned (including securities pledged as collateral of $1,048,015):		
U.S. government and agencies		63,616
Municipal bonds		152,930
Corporate debt		3,829
Equities		7,765,554
Derivatives contracts		2,381,773
Hybrid OTC instruments		1,641,855
Mutual funds		461,203
Loans		178,279
Other assets and deferred amounts		4,866
Total assets	$	16,291,421

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	6,786,038
Securities loaned to affiliates		1,005,262
Payables:		
Affiliates and parent		121,916
Brokers, dealers and other		1,026,975
Financial instruments sold not yet purchased:		
Equities		6,047,997
Derivatives contracts		426,334
Accounts payable and accrued expenses		1,087
Subordinated borrowings		115,000
Other liabilities		8,702
Total liabilities		15,539,311
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		14,510
Total member's equity		752,110
Total liabilities and member's equity	$	16,291,421

See accompanying notes to financial statements.